Exhibit: 12

FMC CORPORATION

STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(in Millions, Except Ratios)	Nine Months Ended September 30,
	2008	2007
Earnings:
Income from continuing operations before income taxes	$386.4	$137.6
Minority interests	11.4	6.1
Undistributed (earnings) of affiliates	(2.9)	(2.3)
Interest expense and amortization of debt discount, fees and expenses	25.4	28.5
Loss on extinguishment of debt	—	0.3
Amortization of capitalized interest	3.1	2.9
Interest included in rental expense	1.3	3.6

Total earnings	$424.7	$176.7

Fixed charges:
Interest expense and amortization of debt discount, fees and expenses	$25.4	$28.5
Interest capitalized as part of fixed assets	3.9	3.0
Interest included in rental expense	1.3	3.6

Total fixed charges	$30.6	$35.1

Ratio of earnings to fixed charges	13.9	5.0